Exhibit 99.1

Undertone Recognized for the Seventh Time in Crain’s 2018 “Best Places to Work in New York City” List

This Survey and Awards Program Identifies, Recognizes and Honors the Best Employers in New York City, Benefiting the
City’s Economy, Workforce and Businesses

Tel Aviv, Israel & NEW YORK – November 20, 2018 – Perion Network Ltd. (NASDAQ:PERI) announced today that Undertone, a leader in cross-platform synchronized digital marketing for the world’s most prominent brands, was named one of the Best Places to Work in New York City. Crain’s New York Business launched the pioneering recognition program in 2007, and today, it is a joint effort of Crain’s New York Business and Best Companies Group. The annual list is created based on confidential employee survey responses and a separate survey of employers. The companies on the list span a wide range of industries and share a commitment to creating a supportive, collegial and empowering workplace.

“At Undertone, our people are core to our success, and we have made it a priority to create and cultivate an environment where our uniquely talented team can grow and thrive,” said Mike Pallad, President of Undertone. “We are honored to be recognized by the Crain’s team once again as one of the best places to work in New York City. This recognition is a true testament to the work of our amazing human resources team, which has worked tirelessly to create a culture where employees are valued, heard and respected. The strength of our people manifests itself into the inspiring work we do for our clients and we look forward to growing this team in 2019.”

This is Undertone’s seventh recognition from Crain’s. Founded in 2002, Undertone has been at the forefront of the technology that drives where and how ads are displayed. Its synchronized digital branding platform creates powerful consistent messaging for today’s most digitally savvy brands. Undertone was selected due to the responses reviewed on its employee surveys that focused on workplace policies, practices, systems and demographics, as well as overall experience. Appropriately, 40% of new hires at Undertone in 2018 were a direct result of employee referrals.

Key new Undertone initiatives include:

•	Peer Pods: These intimate feedback loops are fluid sessions in which managers meet with employees in order to get a sense of what’s working day-to-day and what needs improvement.
•	ULead: Supplemented by Peer Pods, ULead is a new management training initiative empowering team leaders with leverage new ideas and techniques learned from other managers.
•	Wellness Wednesdays: Once a month event offering employees free wellness sessions such as yoga and meditation.
•
Undertone Cares: A giving back program for the Undertone offices’ charity of choice. This year, employees in the NY office chose Operation Backpack, donating hundreds of school supplies for children going into the new school year.

“I have worked at several tech companies over the course of my career and it has always been my mission to build a solid HR infrastructure within companies that have growth potential,” said Louise Peddell, VP of Human Resources at Undertone. “I knew there was something special when I joined Undertone and the passion and pride for the work that they do is palpable. We have a lot of fun here, and it shows! In light of this recognition, I am extremely proud of my team for their laser focus on developing new initiatives and programs in order to foster the energy and passion for creativity that is so evident and contagious. Looking ahead, we will continue to work across teams to generate new programs and amazing opportunities for our culture’s constant growth and evolution.”

In early 2019, Undertone will house its significant workforce expansion in a brand-new office space at One World Trade Center. This is an important step in further establishing itself as a people-driven technology company where employees work as a cohesive unit to move the company forward. Joining the ranks of Conde Nast, GroundTruth, and Infosys Technologies, Undertone will move from its current office on Madison Avenue in Midtown, into the new space in downtown Manhattan.

Crain’s New York Business will publish the numerical rankings online at crainsnewyork.com and in Crain’s New York Business’ print edition on December 3, 2018.

Companies across all five boroughs participated in the two-part survey process to determine the Best Places to Work in New York City. The first part (25% of the ranking) consisted of evaluating each nominated organization’s workplace policies, practices, philosophy, systems, and demographics. The second part (75% of the ranking) involved an employee survey to measure the employee experience. The combined scores determined the top companies and the final ranking.

For more information on the Best Places to Work in New York City program, visit www.BestPlacesToWorkNYC.com.

About Undertone:
Undertone, a division of Perion Network Ltd. (NASDAQ: PERI), sits at the intersection of creative, data, and distribution, delivering award-winning creative experiences for the world’s leading brands. Through its synchronized digital branding solution, Undertone delivers cohesive stories that reach consumers across the most important touchpoints, screens, and platforms. Undertone’s solution eliminates fragmentation and ensures brand messaging is synchronized and perfectly aligned with campaign KPIs—always with beautiful creative and in brand-safe environments. Learn more at www.undertone.com.

About Perion Network Ltd.:
Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

About Crain’s New York Business:
For more than 25 years, Crain’s New York Business has been the award-winning news source for New York’s business leaders, telling the story of the New York economy, while serving as a voice and advocate for the city’s business community. Reporting through the prism of business, Crain’s helps its readers stay on top of the inner workings of New York’s economic and political ecosystem, by uncovering new business opportunities and creating connections with the broader New York business community at our events, online, in print and through our newsletters.

About Best Companies Group:
Best Companies Group (BCG) is dedicated to establishing “Best Places to Work,” “Best Companies” and “Best Employers” programs to identify and recognize workplaces that nurture a superior level of employee satisfaction and engagement. BCG researches the dynamics and characteristics of employers in numerous geographic regions and industries, both nationally and internationally, and then produces annual “Best” lists of the organizations that are leading the way in defining the employee experience of the 21st century.

Forward Looking Statements:
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2017 filed with the SEC on March 27, 2018. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Investors@perion.com

Source: Perion Network Ltd.